

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

<u>Via E-mail</u>

Blair W. White, Esq.
Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center
22nd Floor
San Francisco, CA 94111-2228

> **Re: Renewable Energy Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 25, 2013**
> **File No. 333-186822**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 21</u>

1. We note that you have provided limited information about the selling stockholders. In some cases, you have not identified the selling stockholders, and you have not provided the information required by Item 507 of Regulation S-K that you refer to in the third set of bullet points on page 21. Your disclosure indicates that you intend to provide this information by prospectus supplement. Please note that Rule 430B, which allows issuers to omit this information at effectiveness and provide it by supplement, is only available to issuers with a public float of more than $75 million. As it does not appear that you meet this requirement, please provide all of the information that Item 507 requires. To the extent that the information regarding any particular selling stockholders is not known or reasonably available, then you should refer to those stockholders in a generic manner by identifying the initial transaction in which the shares were sold. Since you appear to be registering shares for resale by stockholders who purchased in a number of different

transactions, you should also disclose the number of shares attributable to the unnamed stockholders from each different transaction. You must then file a post-effective amendment, as opposed to a prospectus supplement, to add the formerly unnamed selling security holders. Please see Securities Act Rules C&DI 220.03 for guidance.

Undertakings, page II-2

2. We note that the undertakings under paragraph (4) are those for companies doing offerings under Rule 430B. As noted above, it appears that you may not rely upon Rule 430B. Please revise to include the undertakings for companies doing offerings under Rule 430C.

Legal Opinion

3. We note that you are registering the offering of rights in addition to the other securities covered in your fee table. Please file a revised legality opinion that covers the rights. Counsel should opine that the rights are the company's binding obligation. Please see Staff Legal Bulletin No. 19 at II.B.1.f.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any questions.

       Sincerely,

       /s/ Pamela Long

       Pamela Long
       Assistant Director